Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

***

The following is an English translation of text appearing on the website of Gas Natural SDG, S.A., in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

A SOUND PROJECT AND A GREAT OPPORTUNITY FOR SHAREHOLDERS OF ENDESA AND GAS NATURAL

On September 5, Gas Natural SDG initiated a public offer (OPA) to acquire 100% of the share capital of Endesa. The Council of Ministers will evaluate the current circumstances and adopt a decision, upon a review of the various reports issued by the National Energy Commission (Comisión Nacional de la Energía), the Antitrust Authority (Servicio de Defensa de la Competencia) and the Antitrust Court (Tribunal de Defensa de la Competencia) throughout the case. The OPA remains on schedule.

An offer with value for Endesa shareholders

•	The offer has a total value of 22,549,000,000 euros, i.e., 21.30 euros per Endesa share, 19.45 euros over the average price of Endesa shares in the last six months prior to the submission of the transaction.

•	The offer consists of 7.34 euros in cash and 0.569 newly issued shares of Gas Natural SDG, for each share of Endesa.

•	Gas Natural’s offering price is higher than the price of the Endesa shares in the last five years.

•	The shareholders will receive a substantial cash amount plus shares of the new group, enabling them to be part of a new and more robust business project, with more potential and an expected increase in gains and dividends per share.

•	A group of financial entities has signed the syndicated loan of 7,806,000,000 euros, arranged by La Caixa, UBS Limited and Société Générale, to finance the cash portion of the offer.

•	The financing of the transaction has been granted to Gas Natural on the basis of its creditworthiness and has not required the issuance of any kind of guarantees.

A new energy group, a leader at a global level

•	The new company will be the third largest private utility company in the world by number of customers, and the largest gas and electricity company in Spain and Latin America, with 16 million customers in Europe and more than 30 million worldwide.

•	The transaction responds to a clear business logic, since it will promote the creation of value for the shareholders of both companies and accelerate the achievement of their strategic goals.

•	The new group will be a global leader in the gas and electricity energy markets, with a diversified asset portfolio, constituting an ideal platform to take advantage of the most attractive business opportunities in the markets where the two companies already have a presence.

•	The new group will have a sound financial structure, ensuring investment in the regulated businesses and in deregulated businesses of high added value, enabling it to keep its commitments of increasing returns to the shareholder.

Investments and benefits for consumers

•	The investment plan contemplated for the new company is greater than 17 billion euros for the next four years, and all investments announced individually by Endesa and Gas Natural for the next few years are guaranteed.

•	More than 60% of all investments will be earmarked for the electricity generation and distribution business in Spain, for purposes of improving quality of service and a secure supply.

•	The cost savings from the combined operation of the distribution networks of both companies can surpass 70 million euros annually, which the new group has committed to reinvest fully to continually improve service quality for the customer.

•	The new company will have a territorial corporate structure, by which Gas Natural intends to uphold its customer-focused mission, closing the gap between market-driven decision-making and decisions made by customers for whom services are provided, as Gas Natural has done with the structure of its regional gas distributors.

Agreement with Iberdrola

•	Gas Natural and Iberdrola have signed a purchase agreement for certain assets of the newly formed company for an amount between seven and nine billion euros, which would be formalized upon acquisition of the electricity company.

•	The agreement is therefore contingent on the success of the OPA and at that time must have the applicable authorizations from the competent authorities.

•	This agreement is within the framework of the plan to divest gas and electricity assets which Gas Natural SDG has presented to the Spanish authorities that must authorize the transaction, permitting the two companies to achieve a more balanced structure in the gas and electricity sectors.

•	The agreement will foster the competitiveness of both companies in the international markets, which are already tending toward the convergence and globalization of the gas and electricity markets, as reflected by certain transactions already underway in Europe.

More effective competition

•	The transaction, jointly with the subsequent sale of assets, will help strengthen the foundations of the Spanish energy sector and create more effective competition in these markets, due to the robustness of the principal market players and by having a balanced and competitive power generation mix.

•	This process is in line with other similar movements in Europe, and will help create companies with integrated gas and electricity management.